UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

GOODY’S FAMILY CLOTHING, INC.

(Name Of Subject Company)
GOODY’S FAMILY CLOTHING, INC.

(Name Of Person(S) Filing Statement)
COMMON STOCK, NO PAR VALUE PER SHARE

(Title Of Classes Of Securities)
COMMON STOCK—382588101

(Cusip Number Of Classes Of Securities)

REGIS HEBBELER, ESQ.
Senior Vice President, General Counsel
Goody’s Family Clothing, Inc.
400 Goody’s Lane
Knoxville, Tennessee 37922
(865) 966-2000

(Name, Address And Telephone Number Of Person
Authorized To Receive Notice And Communications
On Behalf Of The Person(S) Filing)
WITH COPIES TO:
MARTIN NUSSBAUM, ESQ.
Dechert LLP
30 Rockefeller Plaza
New York, New York 10112
(212) 698-3500

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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On October 10, 2005, Goody’s Family Clothing, Inc. (the “Company”) issued the following press release:
AFFILIATE OF SUN CAPITAL PARTNERS, INC. AND GOODY’S FAMILY CLOTHING INC.
ENTER INTO A DEFINITIVE AGREEMENT FOR THE ACQUISITION OF
GOODY’S FAMILY CLOTHING, INC.
BOCA RATON, FL and KNOXVILLE, TN (October 10, 2005) — Sun Capital Partners, Inc., a leading private investment firm specializing in leveraged buyouts and investments in market-leading companies and Goody’s Family Clothing, Inc. (NASDAQ: GDYS), today announced that an affiliate of Sun Capital Partners, Inc. and Goody’s have entered into a definitive agreement for Sun to acquire Goody’s.
About the Transaction
Under the terms of the agreement, an affiliate of Sun Capital Partners, Inc. will commence a tender offer for all of the issued and outstanding shares of common stock of Goody’s Family Clothing, Inc. for $8.00 per share. Consummation of the tender offer is subject to certain terms and conditions, including the tender of at least 51% of the outstanding common stock, on a fully diluted basis. Subsequent to the successful completion of the tender offer, any remaining shares of Goody’s common stock will be acquired in a cash merger at a price of $8.00 per share. Robert M. Goodfriend, Chairman and Chief Executive Officer of Goody’s, members of his family and family trusts who beneficially own an aggregate of approximately 42% of the outstanding shares have agreed to tender their shares in the transaction. The definitive agreements with the Company and the Goodfriend family will be subject to the continued support of the Goody’s Board of Directors in the exercise of its fiduciary duties.
Funding for the payment of the shares purchased in the offer and for the merger consideration will consist of a combination of equity contributions from affiliates of Sun Capital Partners, Inc. as well as a loan from one or more banks or institutional lenders. Consummation of the transaction is not conditioned upon financing.
The Board of Directors of Goody’s has unanimously approved the transaction. Rothschild, Inc. is providing financial advisory services to the Board.
Mr. Goodfriend commented, “Prior to its approval of this agreement, the Board of Directors conducted a lengthy process and considered a variety of strategic alternatives. The Board unanimously approved the transaction, taking into account the challenges facing the Company, the high likelihood of closure of this transaction and the highly conditional nature of other alternatives. As the shareholder with the largest stake in Goody’s and also an acute understanding of those challenges, I personally support this transaction. I have spent most of my life with the Goody’s organization and have a great passion for this Company and its people. I move forward with this transaction with confidence that the new ownership team will maintain Goody’s high level of commitment to its customer, employee and vendor constituencies.”
Mr. Goodfriend added: “The Company has recently received two unsolicited proposals during our exclusivity period with Sun Capital Partners. However, these proposals were received prior to the proposing parties having had an opportunity to review the agreement we are announcing today.”
Michael Kalb, a Managing Director of Sun Capital Partners, Inc., said, “Supported by approximately 11,000 dedicated associates, Goody’s has historically been a formidable retailer. That being said, the Company today faces challenges brought about by the continuous evolution of today’s retail environment. Given our track record of successfully reinvigorating numerous other retailers, we believe we are the ideal partner to support Goody’s as its associates work to solidify the Company’s market position and reestablish itself as a premier moderately priced retailer of family apparel.”
About Sun Capital Partners, Inc.
Sun Capital Partners, Inc. is a leading private investment firm focused on leveraged buyouts and investments in market-leading companies that can benefit from its in-house operating experience and expertise. Sun Capital Partners, Inc. has offices in Boca Raton, Los Angeles, New York, and London. With more than $2.5 billion of equity capital under management, affiliates of Sun Capital Partners, Inc. have acquired more than 95 companies throughout the world with consolidated sales in excess of $22.0 billion.
About Goody’s Family Clothing, Inc.
Goody’s, headquartered in Knoxville, Tennessee, is a retailer of moderately priced family apparel, and with the temporary closure of six stores due to hurricane damage, currently operates 368 stores in the 20 states of Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Mississippi, Missouri, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, Texas, Virginia and West Virginia.
Additional Information
The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Goody’s Family Clothing, Inc. At the time the tender offer is commenced, an affiliate of Sun Capital Partners, Inc. will file a Tender Offer Statement and Goody’s Family Clothing, Inc. will file a Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of Goody’s Family Clothing, Inc., at no expense to them. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will also be available at no charge at the SEC’s website at www.sec.gov.
This press release contains certain forward-looking statements which are based upon current expectations relating to the expected timing and scope of the acquisition and these statements involve material risks and uncertainties including, but not limited to the satisfaction of the conditions to closing of the tender offer, which include:
(i)	that there be no event or occurrence which would have a material adverse effect on the Company;

(ii)	that there be no law, order or injunction that would affect the ability of the parties to consummate the tender offer;

(iii)	that there be no action by a governmental authority challenging the transaction;

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(iv)	that the Company receives the approval of its lenders; and

(v)	certain other conditions to be met by the Company.
Readers are cautioned that any such forward-looking statement is not a guarantee of future results and involves risks and uncertainties, and that actual results and outcomes may differ materially from those projected in the forward-looking statements. The Company does not undertake to publicly update or revise its forward-looking statements even if future changes make it clear that any projected results or outcomes expressed or implied therein will not be realized.
On October 11, 2005, the Company filed a Current Report on Form 8-K (the “Form 8-K”) with the Securities and Exchange Commission disclosing that the Company entered into a definitive merger agreement, among other agreements, on October 7, 2005 with GFC Holding Corp. and GFC Enterprises, Inc. The text of the Form 8-K, including all exhibits thereto, are hereby incorporated into this Schedule 14D-9 by reference.

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